Exhibit 99.(a)(5)(B)

CONTROL SHAREHOLDER BEGINS TENDER OFFER TO

ACQUIRE SHARES OF USANA HEALTH SCIENCES, INC.

Salt Lake City, UT, June 2, 2008 – Unity Acquisition Corp. is commencing today a tender offer to purchase all outstanding shares of common stock of USANA Health Sciences, Inc. that Gull Holdings, Ltd. and the other participants in the offer do not already own, for cash at a per share offer price of $26.00. Gull Holdings is controlled by Dr. Myron W. Wentz, Chairman and Chief Executive Officer of USANA. Gull Holdings had reported its intent to make the offer on May 13, 2008.

Unity Acquisition Corp. will file today with the Securities and Exchange Commission a tender offer statement on Schedule TO that provides the terms of the tender offer. The tender offer will expire at 12:00 midnight on Friday, June 27, 2008, unless extended in accordance with the applicable rules and regulations of the SEC.

Completion of the tender offer is subject to certain conditions, including (i) the availability of the debt financing arranged to purchase the shares, (ii) the holders of at least the majority of the publicly-held shares tendering their shares in the offer, and (iii) Unity Acquisition Corp. holding at least 90 percent of the outstanding shares of USANA common stock at the completion of the offer (on a fully diluted basis after giving effect to in-the-money equity awards), including the shares held by Gull Holdings and the other participants in the offer.

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of USANA Health Sciences, Inc. Unity Acquisition Corp. will file a tender offer statement with the SEC, and will mail an offer to purchase, forms of letters of transmittal and related documents to USANA shareholders. These documents contain important information about the tender offer, and USANA shareholders are urged to read them carefully. These documents are available at no charge on the SEC’s website at www.sec.gov. Copies may also be obtained for free by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, 1-800-207-3158.

Forward-Looking Statements

Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, the inability to complete the offer due to the failure to satisfy the conditions to the offer set forth in the offer to purchase, including, among others, the failure to obtain the necessary debt financing arranged to purchase the shares.